Exhibit 4.3

EMPLOYMENT AGREEMENT

FOR PATRICK L. LARMON

This Employment Agreement (“Agreement”) is made by and between Bunzl USA, Inc. (“Company”) and Patrick L. Larmon (“Employee”). For and in consideration of the mutual promises and agreements set forth below, the parties agree as follows:

1. Term. The term of this Agreement shall begin effective January 1, 2005 and shall continue indefinitely unless and until terminated in accordance with paragraph 8 below. The provisions of paragraphs 9, 10, and 12 of this Agreement and to Schedule B of this Agreement shall survive and remain in effect after the termination of the term of this Agreement. The Company’s obligations to Employee upon termination (for any reason) are set forth in paragraph 8.

2. Offer and Acceptance. The Company hereby offers to employ Employee during the term of this Agreement on the terms and conditions set forth in this Agreement, and Employee hereby accepts that offer. The parties mutually agree that this Agreement shall supersede any other employment agreement, written or oral. The parties agree the consideration for this Agreement includes the Company’s agreement to continue to employ the Employee and the benefits resulting therefrom, Employee’s promotion and the raise as reflected on Schedule A over Employee’s prior compensation.

3. Position. Employee’s initial responsibility will be President and Chief Executive Officer for Bunzl Distribution North America. The Company may change Employee’s responsibilities and duties, and may assign him to work for various supervisors, or to work for different corporate affiliates, subsidiaries, or parents of the Company (hereinafter “Affiliated Parties”), during the term of this Agreement, or any extension.

4. Faithful Performance. During the term of this Agreement, Employee shall faithfully perform his assigned duties to the best of his ability, and he shall devote his full working time, attention and energies to the performance of these duties. The Company is not obligated to provide Employee with any specific amount of work during the term of this Agreement. Without the Company’s prior written consent, Employee will not accept any outside employment or endeavor, appointment, duties or responsibilities which would prevent him from devoting his full working time, attention and energies to the services required by the Company.

5. Compensation.

a. Base Salary. During the term of this Agreement, Employee shall be paid the base salary set out in Schedule A attached hereto, as same may be modified in writing from time to time by the substitution of a new Schedule A.

b. Bonus Eligibility. If, but only if, Employee is employed by the Company until December 31 of any applicable year, Employee shall be eligible for a bonus calculated in accordance with the incentive bonus program of the Company applicable for individuals in positions comparable to Employee, as in effect from time to time. Employee is not entitled to receive any minimum bonus, and his eligibility for such bonus shall be completely controlled by the terms of any applicable bonus program. The Company is not required to maintain a bonus program.

c Fringe Benefits. During the term of this Agreement, Employee shall receive the same standard fringe benefits as the Company in its sole discretion provides from time to time to all other members of its salaried work force. For purposes of this Agreement, the term “fringe benefits” includes being reimbursed for all reasonable out-of-pocket expenses which Employee has properly incurred performing Employee’s duties and obligations under this Agreement. Reimbursement shall be made to Employee in a timely fashion after receipt by the Company of satisfactory, itemized accounts and receipts of all such expenditures, which will not be in excess of any limitation established for such expenditures by Company from time to time.

d. Holidays and Vacation. During the term of this Agreement, Employee shall be entitled to take paid holidays and paid vacation in accordance with the Company’s usual and general policies and practices, as the same may be in effect from time to time. Scheduling of vacation time must be approved by the Company, and such approval shall not be unreasonably withheld.

e. Company Car. During the term of this Agreement the Company will also provide Employee with a company car in accordance with the Company’s usual and general policies and practices, as the same may be in effect from time to time. Provided, at the Company’s sole and exclusive discretion it may elect to provide Employee with a car allowance, instead of a company car.

f. Controlling Effect of Company Policies. Employee’s salary, bonus (if any), and other compensation and benefits shall be payable, and are subject to withholding, in accordance with the Company’s usual and general policies and practices, as the same may be in effect from time to time.

6. Confidentiality. The Company from time to time furnishes its managers and sales personnel with certain customer lists, product cost information, computer-generated data and other valuable information, including but not limited to, territory analysis reports, transaction reports and inventory on hand reports, in which it has a proprietary ownership interest (hereinafter collectively referred to as “Confidential Information”) concerning the Company’s business. During the course of their employment, managers of the Company become familiar with the Company’s entire operation, and have access to this Confidential Information for all Company customers, wherever located. In addition, sales and management personnel are at times given access to Confidential Information of the Company’s Affiliated Parties. In light of the foregoing, Employee covenants and agrees that he will not at any time disclose or use the Confidential Information of the Company, or any of the Affiliated Parties in whole or in part, directly or indirectly, for his or anyone else’s benefit, to any person or entity without the express prior written consent of the Company, except as reasonably necessary to carry out his assigned job duties.

7. Notices. Any notice given by either party hereunder shall be in writing, sent by certified mail, return receipt requested, and shall be addressed to the other party’s last known address, and shall be deemed to be given on the date of mailing. Any notice by Employee shall be sent to the attention of his then direct supervisor.

8. Termination.

a. The Company may terminate the term of this Agreement at any time for cause, and any such termination shall be effective immediately. Notice of such termination may be given to Employee in writing, orally, by telephone or otherwise. The term “cause” shall include (but is not limited to): violation by Employee of any terms of this Agreement or of any Company policies; neglect or poor performance by Employee of his duties: negligence, disloyalty, or insubordination by Employee related to his employment: fraudulent, dishonest or criminal acts by Employee, whether or not related to his employment; and legitimate economic reasons. This Agreement shall also automatically terminate without any further obligation on the Company’s part if Employee dies or becomes eligible for long-term disability.

b. Employee may terminate the Agreement by giving to the Company not less than one hundred eighty (180) days prior written notice pursuant to paragraph 7 above. The Company may elect to immediately terminate Employee’s employment at any time during this one hundred eighty (180) day period. If the Company elects to terminate the Employee’s employment prior to the end of the one hundred eighty (180) days, Employee shall be compensated during the balance of the one hundred eighty (180) day period as described in paragraph c below.

c. The Company may terminate this Agreement at any time without cause by giving the Employee not less than twelve (12) months prior written notice pursuant to paragraph 7 above. The Company may elect to immediately terminate Employee’s employment at any time during the twelve (12) month period. If the Company elects to immediately terminate the Employee’s employment prior to the end of the twelve (12) months, the Employee shall receive the following compensation: The Employee shall receive his then base salary for the balance of the twelve (12) month period according to normal Company pay policy and withholdings. The Employee’s salary payments shall be reduced by interim earnings. The Employee must report any interim earnings to the Company on a monthly basis. In addition to salary payments, the Employee may continue to receive health insurance coverage during the balance of the twelve (12) month period. To receive continued health coverage during the balance of the twelve (12) month period, the Employee must be eligible for and elect COBRA coverage. If the Employee becomes eligible for COBRA coverage, the Company would reimburse the Employee for COBRA premiums. The Company’s obligation to reimburse the Employee for COBRA premiums during the balance of the twelve (12) month period would cease if the Employee loses his right to COBRA eligibility. The Employee must notify the Company immediately of any event which would terminate the Employee’s right to COBRA.

d. If a dispute arises as to whether Employee was terminated for cause, the sole measure of Employee’s damages shall be calculated in accordance with paragraph c above where the employee is terminated effective immediately without cause.

9. Post-Employment Restrictions. Upon expiration or earlier termination of the term of this Agreement, for whatever reason, whether such termination be at the insistence of the Company or Employee or by mutual agreement, Employee agrees that he will abide by the post-employment restrictions set forth in Schedule B to this Agreement (which by this reference is incorporated in its entirety into this Agreement). Those restrictions may be changed from time to time by the Company, upon written notice to Employee, and any such revised or amended Schedule B shall similarly be incorporated herein. If Employee breaches any obligation imposed by this paragraph 9 (or as set forth in Schedule B to this Agreement), then the Company shall be immediately relieved from having any liability imposed by paragraphs 8(b)-(d).

10. Remedies. It is the intention of the parties that the preceding paragraph be given liberal construction to the end that the Company shall be protected from unfair competition by former employees. Employee acknowledges and agrees that all conduct, schemes, switching or changing of customers, or other devices, whether direct or indirect, which unfairly deprives the Company of its business and customers will be a violation of Paragraph 9 and Schedule B of this Agreement. Further, Employee acknowledges and agrees that great loss and damage, difficult and perhaps impossible to ascertain, will be sustained by the Company if Employee violates the covenants and agreements set out in this paragraph, or in paragraph 9 or Schedule B of this Agreement, and Employee agrees that the Company may seek in any state or federal court of competent jurisdiction to enjoin any violation of any said covenants and agreements. The rights and remedies given to or reserved by the Company under this Agreement shall be construed to be cumulative and not exclusive of any other right or remedy available to the Company. Employee acknowledges and agrees that the duration, extent and application of each respective restriction of this paragraph, paragraph 9 and Schedule B of this Agreement is no greater than is reasonable and necessary for the protection of the interest of the Company, but that if any arbitrator or court of competent jurisdiction shall determine that the period, the scope or the territory covered by, or any other provision, of this paragraph, Paragraph 9 and Schedule B of this Agreement is unreasonable, such provision shall not be deemed to be null and void and of no effect, but rather shall be reformed by such arbitrator or court to impose a reasonable period, reasonable scope, reasonable distance limitation or reasonable other provision, as the case may be.

11. Choice of Law. Except as otherwise provided in Paragraph 12, the validity, interpretation, construction, and performance of this Agreement shall be governed by the laws of the State of Missouri, exclusive of any law that would apply the substantive law of any other jurisdiction or any law, not of general application, which would, impair the enforceability of the arbitration provision in paragraph 12. The invalidity or non-enforceability of any particular provision of this Agreement shall not effect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

12. Arbitration. Except for the enforcement of any rights to equitable relief pursuant to Paragraph 10. Employee and the Company agree that any dispute, controversy or claim (between the Employee and the Company) arising out of, based upon or relating to Employee’s employment, the termination of that employment, this Agreement or its breach, whether denominated as torts or contract claims or as statutory or regulatory claims (including claims for discrimination or discharge based upon race, sex, age, religion, disability or other prohibited grounds), whether arising before, during or after termination of Employee’s employment or the term of this Agreement, and also including any dispute about whether any particular controversy is arbitrable under the terms of this paragraph, shall be resolved by binding arbitration before one (1) arbitrator pursuant to the then current Rules for Resolution of Employment Disputes of the American Arbitration Association. For purposes of this paragraph, the term “Company”, will include the Company itself, any director, officer, employee or agent of the Company, any of the Affiliated Parties, or any director, officer, employee or agent of the Affiliated Parties. Such arbitration proceeding shall be held in St. Louis, Missouri, or the nearest American Arbitration Association office to the facility Employee was assigned at the time the dispute arises. Judgment on the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof. Except as provided under the law, the Arbitrator shall have no authority to alter, amend, modify or change the Agreement. The Arbitrator shall have the authority to award costs of the Arbitration (including attorney’s fees) in a manner consistent with a controlling substantive claim at issue. The Arbitrator shall further have the authority to award damages (or other relief) consistent with a substantive claim being asserted, except for claims which are based upon the “Termination” paragraph of this Agreement wherein the remedy is spelled out.

13. Time and Scope. This Agreement shall not bar Employee (nor excuse Employee) from filing timely charges with any applicable administrative agency for claims, for example, arising under various state or federal labor and employment statutes. The Employee shall also be free to cooperate with the agency at issue, with respect to its investigation into said claim, provided, that at the point the administrative claim entails a contested hearing (which will be defined to include any hearing involving sworn testimony before an impartial fact finder who will make findings of fact and/or conclusions of law and recommend or order relief) said claim must be resolved in arbitration, with the demand for arbitration being made in the time required below. This Agreement shall not require Employee (or the Company) to arbitrate claims which are subject to the exclusive jurisdiction of the National Labor Relations Board, or claims for state unemployment benefits, or claims for workers compensation benefits. Provided, “claims for workers compensation benefits” or “state unemployment benefits”, will not include claims of retaliation for pursuing such claims; rather, retaliation claims must be pursued in arbitration. Any demand for arbitration must be filed within one year of the event giving rise to the claim. Failure to file a timely demand for arbitration, shall constitute a waiver of right to demand arbitration as well as a waiver of the underlying claim. The employee’s pursuit of a charge before an administrative agency shall not toll the running of the one-year limitations period for demanding arbitration.

14. Full Integration. This Agreement constitutes the entire Agreement of Employee and the Company with respect to Employee’s employment and the compensation thereof. Employee specifically acknowledges that no written or oral representations inconsistent with or additional to the terms and conditions of this Agreement have been made or reached. Except as provided herein, the parties further agree that no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing, specifically referring to this Agreement and signed by Employee and the Company. Parties also acknowledge and agree that the failure to enforce at any time any of the provisions of this Agreement or to require at any time performance by any party of any of the provisions hereto shall in no way be construed as a waiver of such provision or to effect the validity of this Agreement or any part thereof, or the right of each party thereafter to enforce each and every provision in accordance with the terms of this Agreement.

15. Assignability. This Agreement is not assignable by Employee, but is assignable by the Company. This Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns.

16. Acknowledgment. Employee acknowledges that he has read this Agreement consisting of 16 numbered paragraphs and 6 pages and two attached, incorporated schedules and that he understands same. Employee acknowledges that he has had ample opportunity to study the provisions of this Agreement and voluntarily accepts same of his own free will and choosing.

Employee hereby acknowledges having read this Agreement and that Employee executes this Agreement freely and voluntarily. THIS AGREEMENT CONTAINS A BINDING ARBITRATION PROVISION WHICH MAY BE ENFORCED BY THE PARTIES. SEE PARAGRAPH 12.

PATRICK L. LARMON	BUNZL USA, INC.

/s/ PATRICK L. LARMON	By:	/s/ DAVID WILLIAMS
“Employee”		David Williams, Director

SCHEDULE “A”

Compensation Schedule

Date: January 1, 2005

The compensation of Patrick L. Larmon (“Employee”) for the period commencing from the date hereof, until the Agreement is terminated or the salary is modified in accordance with the terms of the Agreement, shall be at the rate of Seven Hundred Twenty-Five Thousand Dollars and No Cents ($725,000.00) per year. The parties expressly agree that ten percent (10%) of this yearly salary is paid in consideration of Employee’s promises related to the Post-Employment Restrictions set out in Schedule B of Employee’s Employment Agreement. This is an annual salary to be pro-rated if the Employee serves less than one year. This salary to be paid in such time and manner as is standard company policy. The rate of compensation shall be subject to periodic review and if changed, a revised Schedule “A” shall be executed and substituted herefor.

PATRICK L. LARMON	BUNZL USA, INC.

/s/ PATRICK L. LARMON	By:	/s/ DAVID WILLIAMS
“Employee”		David Williams, Director

SCHEDULE B

TO EMPLOYMENT AGREEMENT

FOR PATRICK L. LARMON

This Schedule B is part of the Employment Agreement for Patrick L. Larmon (“Agreement”) between Bunzl USA, Inc. (“Company”) and Patrick L. Larmon (“Employee”).

Post-Employment Restrictions

1. The consideration for the promises made by Employee in this Schedule B includes the promises made by the Company in the Agreement and ten percent (10%) of the Employee’s yearly salary as set out in Schedule A of the Employment Agreement.

2. The parties acknowledge that the Company’s business is highly competitive and the Company has, through its experience, expertise and client contacts, built up valuable goodwill and patronage in this business, all of which it has a legitimate interest in protecting. The parties further acknowledge that Employee may, during Employee’s employment with the Company, be assigned to work for, or have access to customers or Confidential Information of the Company’s corporate affiliates, subsidiaries, and parents (hereinafter “Affiliated Parties”) throughout the United States, who likewise have established a protectible interest in their customer goodwill and patronage.

3. Upon termination, for whatever reason, of Employee’s employment with the Company, whether such termination be at the insistence of the Company or the Employee or by mutual agreement, Employee agrees to honor and fulfill the following promises and obligations:

(A) Employee will return and relinquish to the Company immediately all property and all documents (including each and every copy thereof) of the Company and the Affiliated Parties then in Employee’s possession or control including, without limitation, all Confidential Information (as defined in the Agreement). This obligation will include, but is not limited to, an obligation to transfer any Confidential Information stored on computer equipment or media now owned by the Company to the Company’s possession and then permanently delete said Confidential Information from said computer equipment or other media. When Confidential Information is stored on a Company owned or provided computer or media, Employee promises not only to return the property, but not to destroy, erase or impair access to the Confidential Information.

(B) Employee will refrain for a period of three (3) years from the date of termination from disclosing, directly or indirectly, to any competitor of the Company, or other third party, any Confidential Information of the Company or any of the Affiliated Parties.

(C) For a period of twelve (12) months after the termination of his employment, Employee will not, directly or indirectly, engage in the sale, distribution or promotion of products of the kind or nature sold by the Company during Employee’s employment with the Company, in the following geographic areas: Any county of any state where the Employee or the Employee’s subordinates called upon or dealt with the Company’s customers during the twelve (12) month period prior to Employee’s termination of employment with the Company.

(D) For a period of twelve (12) months after Employee’s employment is terminated, Employee will not, directly or indirectly, engage in the sale, distribution or promotion of products of the kind or nature sold by the Company during Employee’s employment with the Company, to any customer of the Company that Employee or Employee’s subordinates called upon or dealt with during the twelve (12) month period prior to Employee’s termination of employment with the Company.

(E) For a period of twelve (12) months after Employee’s employment is terminated, Employee will not, directly or indirectly, in any way solicit or offer employment to any exempt employee of the Company that: (a) Employee directly supervised during the twelve (12) month period prior to Employee’s termination of employment with the Company; or who worked in sales, marketing, customer service and/or purchasing for the Company during the twelve (12) month period prior to Employee’s termination of employment with the Company. The words “solicit or offer employment,” as used in this Paragraph 3(E), include, but are not limited to, any communication between Employee and the other employee of the Company wherein the communication could in any way be construed as Employee attempting to give said other employee any reason to leave the employment of the Company regardless of who initiates the communication.

4. Employee specifically agrees that the post-employment time restrictions set out in Paragraph 3 above shall be tolled during any period that Employee is in breach of Employee’s promises and obligations in this Schedule B.

5. Employee understands and agrees that if he goes to work for a different Bunzl related entity, this Schedule B shall continue in effect for a period of twelve (12) months after Employee starts working for the other Bunzl related entity. Execution of a new Agreement and Schedule B regarding the Employee’s new Bunzl employer shall not terminate or supersede the Employee’s obligations in the present Schedule B. Similarly, if Employee transfers to a different branch of the Company, this Schedule B shall continue in effect for a period of twelve (12) months after employee transfers to the other Company branch. Execution of a new Agreement or Schedule B regarding the new branch shall not terminate or supersede the Employee’s obligations in the present Schedule B.

6. Definitions: The phrase “sale, distribution or promotion of products,” as used in Paragraphs 3(C) and 3(D) of this Schedule B shall include, but is not limited to, any communication between Employee and the customer wherein the communication could in any way be construed as Employee attempting to give the customer any reason to cease doing business, in whole or in part, with the Company or its corporate affiliates, subsidiaries, or parents, regardless of who initiates the communication. The word “customer,” as used in Paragraphs 3(C) and 3(D) of this Schedule B shall mean: Any person or entity that the Company sold products to, or actively attempted to sell products to, in the twelve (12) month period prior to Employee’s termination of employment with the Company; and any person or entity that the

Employee or Employee’s subordinates called on or dealt with during the twelve (12) month period prior to Employee’s termination of employment with the Company.

PATRICK L. LARMON	BUNZL USA, INC.

/s/ PATRICK L. LARMON	By:	/s/ DAVID WILLIAMS
“Employee”		David Williams, Director